UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 3, 2019

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

HashKey Services Agreement

On October 3, 2019, Blockstack PBC (the “Company”), a Delaware corporation, entered into a Services Agreement (the “Agreement”) with HashKey Blockchain Investment Fund (“HashKey” and, together with the Company, the “Parties”), an investment company based in Hong Kong.

The Agreement contains the terms and conditions under which HashKey will provide consulting services to assist the Company in establishing and developing a user and developer community for the Company’s network in Asia. Such services will include consulting services regarding sponsoring and organizing developer meetups and hackathons, as well as other community-building events and promotion activities. These events will occur at least once per quarter for a period of two years, for a total of eight, and will take place in the Asia region. The Company will pay HashKey USD $500,000 worth of Stacks tokens at a value of $0.25 per token (the “Service Fee”). Such Service Fee will be paid pursuant to a separate deferred delivery agreement (“DDA”) entered into by and between the Company and HashKey on October 4, 2019. This DDA is substantively similar to the Company’s form deferred delivery purchase agreement, which has been filed as an exhibit to the Company’s offering statement on Form 1-A qualified by the Securities and Exchange Commission on July 10, 2019, except that the consideration paid to the Company by HashKey under the DDA will be the services received under the Agreement.

The term of the Agreement is two years. The Company may terminate the Agreement upon 90 days written notice if the Company determines that HashKey is not performing the Services to the Company’s satisfaction. HashKey will have the opportunity to cure any defects in its performance during the 90 day notice period. Either Party may terminate the Agreement in the event of a material breach of the Agreement by the other Party by providing written notice. If the breach is curable, the other Party will have 30 days to cure the breach. Upon expiration or termination of the Agreement for any reason, HashKey will refund to the Company the Service Fee in Stacks tokens on a pro rata basis for any full months remaining in the term of the Agreement.

The Agreement contains certain customary representations and warranties, including the representations by HashKey that it is not a “U.S. person” as such term is defined in Regulation S, it does not have a place of business in the United States and that all of the Services, and all activities under the Agreement related to the Services, will be conducted outside the United States at all times.

Either party will indemnify the other against all claims, damages, assessments, proceedings, actions, suits, costs, expenses, losses and other liabilities, including reasonable attorney’s fees. The Company’s potential liability with respect to this indemnification is uncapped.

The foregoing description of the Agreement is only a summary of its material terms and does not purport to be complete. A copy of the Agreement and the DDA are attached hereto as Exhibit 6.1 and Exhibit 6.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: October 10, 2019

EXHIBITS

Index to Exhibits

Exhibit No.	Description
6.1	Services Agreement, by and between Blockstack PBC and HashKey Blockchain Investment Fund, dated as of October 3, 2019
6.2	Deferred Delivery Agreement, by and between Blockstack PBC and HashKey Blockchain Investment Fund, dated as of October 4, 2019